EXHIBIT 99.3
                                                                    ------------




May 5, 2003


                                                            File No. 2580



U.S. Securities Exchange Commission
Washington, D.C. 20549

Dear Sirs:

We refer to our reports dated January 18, 2000 and March 6, 2001 (collectively, the "Reports") evaluating certain reserves attributable to Western Oil Sands Ltd. (the "Company").

We hereby consent to references to our name and to the Reports in the Company's Annual Report on Form 40-F to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended. We also confirm that we have read the Annual Information Form and that we have no reason to believe that there are any misrepresentations in the information contained in it that are derived from the Reports or that are within our knowledge as a result of the services we performed in connection with the Reports.

/s/ Gary M. Stubblefield
---------------------------
Gary M. Stubblefield
Norwest Corporation
Formerly NorWest Mines Services, Inc.
Independent Mining Consultants
Salt Lake City, UT

May 5, 2003